No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF October 2011

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

On October 13, 2011, Honda Motor Co., Ltd. (the “Company”) announced the current status of the impact on the production bases of its consolidated subsidiaries in Thailand caused by such flood damage.

Exhibit 2:

On October 25, 2011, the Company announced an update on the current status of the impact of flood damage on the production bases of its consolidated subsidiaries in Thailand.

Exhibit 3:

On October 31, 2011, the Company announced its consolidated financial results for the fiscal second quarter ended September 30, 2011.

Exhibit 4:

On October 31, 2011, the Company announced that significant discrepancies occurred between the consolidated financial results of the first half ended September 30, 2011 and the Company’s forecasts for the same period that were announced on August 1, 2011. The Company also announced that it revised its forecasts for consolidated and unconsolidated financial results of the fiscal year ending March 31, 2012 that were announced on August 1, 2011.

Exhibit 5:

On October 31, 2011, the Company announced an update on the current status of the impact of flood damage on the production bases of its consolidated subsidiaries in Thailand.

Exhibit 6:

On November 1, 2011, the Company made an announcement about the impact of Thai flood damage on its businesses in North America.

Exhibit 7:

On November 9, 2011, the Company made an additional announcement about the impact of Thai flood damage on its businesses in North America.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Fumihiko Ike
Fumihiko Ike
Senior Managing Officer and Director
Chief Financial Officer
Honda Motor Co., Ltd.

Date: November 9, 2011

[Translation]

October 13, 2011

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Takanobu Ito
President and Representative Director

Notice Concerning Flood Damage in Thailand

In Thailand, flood damage has been caused by intermittent rainfall since July of this year. Honda Motor Co., Ltd. (the “Company”) announced today the current status of the impact on the production bases of its consolidated subsidiaries in Thailand caused by such flood damage.

1.	State of Damage

There has been no harm to people in the Company’s subsidiaries in Thailand as of the date of this Notice. The state of damage to production bases is as follows.

(1)	Honda Automobile (Thailand) Co., Ltd. (“HATC”)

At HATC, production activities were suspended from October 4 through October 8 due to the impact of disruptions to supply of parts from affected suppliers. On October 8, it was confirmed that flood water had entered HATC’s plant property. Due to difficulty in accessing the facility because of an order to evacuate Rojana Industrial Park where the plant is located, HATC has been continuing the suspension of production since October 10. Up to date information on the details of the damage is currently being gathered; however, since the plant building is flooded, it is difficult at this stage to predict when production will be able to be resumed.

(2)	Thai Honda Manufacturing Co., Ltd. (“TH”)

No flood damage to the production facilities of TH has been confirmed as of the date of this Notice.

Production of motorcycles was suspended on October 11 due to flood control measures at the plant, and production has been suspended since October 12 due to the impact of disruptions in the supply of parts from affected suppliers

Production of power products has been suspended since October 6 due to the impact of disruptions in the supply of parts from affected suppliers.

2.	Impact on Future Production

It has not yet been determined as of the date of this Notice when production will be able to recommence at each of the above two production bases. The Company plans to determine about future operations upon monitoring the situation.

3.	Impact on Financial Results

Details of the estimated amount of loss and damage from this flood on the Company and Honda’s group companies are yet to be assessed. Should any material impact on the Company’s financial results for the fiscal year ending on March 31, 2012 be anticipated, the Company will make a further announcement in a prompt manner.

Reference (Information on Honda’s Consolidated Subsidiaries in Thailand)

(1)	Trade name	Honda Automobile (Thailand) Co., Ltd.

(2)	Representative	Hiroshi Kobayashi

(3)	Location	Rojana Industrial Park, Ayutthana Province, Thailand

(4)	Stated capital	5,460,000,000 baht

(5)	Activities	Manufacture and sale of automobiles

(1)	Trade name	Thai Honda Manufacturing Co., Ltd.

(2)	Representative	Shunichi Eguchi

(3)	Location	Bangkok, Thailand

(4)	Stated capital	150,000,000 baht

(5)	Activities	Manufacture of motorcycles, power products and parts

[Translation]

October 25, 2011

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Takanobu Ito
President and Representative Director

Second Notice Concerning Flood Damage in Thailand

Honda Motor Co., Ltd. (the “Company”) today announced an update on the current status of the impact of flood damage on the production bases of its consolidated subsidiaries in Thailand. The Company extends its deepest sympathies to those affected by the recent flooding in Thailand.

1.	State of Damage

(1)	Honda Automobile (Thailand) Co., Ltd. (“HATC”)

At HATC, production activities have been suspended since October 4 due to the impact of disruptions to supply of parts from affected suppliers. Since October 8, it has not been possible to access HATC’s plant because an order was given on October 8 to evacuate Rojana Industrial Park, where the plant is located, and on the same day the plant facilities were inundated with flood water. It is difficult at this stage to predict when production will be able to be resumed.

(2)	Thai Honda Manufacturing Co., Ltd. (“TH”)

Due to factors such as the impact of disruptions in the supply of parts from affected suppliers, production activities for motorcycles has been suspended since October 11 and power products since October 6.

As it is still difficult at this stage to predict when parts supply will resume, it is planned to suspend production until October 29. No flood damage to TH facilities has been reported.

2.	Impact on Production Bases Other than Those in Thailand

(1)	Honda Malaysia SDN BHD

The automobile production base of Honda Malaysia SDN BHD, a consolidated subsidiary of the Company, has suspended production activities since October 25 due to parts supply disruptions from Thailand. The sale of models imported from countries other than Thailand will be continued.

(2)	Other production bases

The outlook for any possible future impact is currently being carefully confirmed and examined at each production base.

3.	Impact on Future Production

The Company plans to determine about future operations upon monitoring the situation. Honda, together with its suppliers, is devoting all its efforts to minimize the impact on its customers.

4.	Impact on Financial Results

Details of the estimated amount of loss and damage from this flood on the Company and Honda’s group companies are yet to be assessed. Should any material impact on the Company’s financial results for the fiscal year ending on March 31, 2012 be anticipated, the Company will make a further announcement in a prompt manner.

October 31, 2011

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL SECOND QUARTER ENDED SEPTEMBER 30, 2011

Tokyo, October 31, 2011 – Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal Second quarter ended September 30, 2011.

Second Quarter Results

Honda’s consolidated net income attributable to Honda Motor Co., Ltd. for the fiscal second quarter ended September 30, 2011 totaled JPY 60.4 billion (USD 788 million), a decrease of 55.5% from the same period last year. Basic net income attributable to Honda Motor Co., Ltd. per common share for the quarter amounted to JPY 33.53 (USD 0.44), a decrease of JPY 41.71 (USD 0.54) from JPY 75.24 for the corresponding period last year. One Honda American Depository Share represents one common share.

Consolidated net sales and other operating revenue (herein referred to as “revenue”) for the quarter amounted to JPY 1,885.8 billion (USD 24,604 million), a decrease of 16.3% from the same period last year, due primarily to decreased revenue in the automobile business mainly caused by the impact of the Great East Japan Earthquake occurred on March 11, 2011 (the “Earthquake”) and the unfavorable foreign currency translation effects, despite increased revenue in the motorcycle business. Honda estimates that if calculated at the same exchange rate as the corresponding period last year, revenue for the quarter would have decreased by approximately 12.3%

Consolidated operating income for the quarter amounted to JPY 52.5 billion (USD 685 million), a decrease of 67.9% from the same period last year, due primarily to a decrease in sales volume and model mix, increase in fixed costs per unit as production output has reduced, increased raw material cost and the unfavorable foreign currency effect, despite decreased SG&A expenses.

Consolidated income before income taxes and equity in income of affiliates for the quarter totaled JPY 76.5 billion (USD 999 million), a decrease of 53.9% from the same period last year.

Equity in income of affiliates amounted to JPY 15.5 billion (USD 203 million) for the quarter, a decrease of 56.3% from the corresponding period last year due mainly to declined income in affiliated companies in China due to decreased sales and production by supply-chain disruption triggered by the earthquake.

Business Segment

With respect to Honda’s sales for the fiscal second quarter by business segment, motorcycle unit sales totaled 3,276 thousand units, an increase of 20.0% from the same period last year* due mainly to increased unit sales in Asia and other regions including South America. Revenue from sales to external customers increased 14.2%, to JPY 357.3 billion (USD 4,662 million), from the same period last year, due mainly to increased unit sales. Operating income totaled to JPY 38.9 billion (USD 508 million), an increase of 29.7% from the same period last year, due primarily to increased unit sales, despite increased SG&A expenses.

*	Of the net sales of Honda-brand motorcycle products that are manufactured and sold by overseas affiliates accounted for under the equity method, those with respect to which parts for manufacturing were not supplied from Honda or its subsidiaries are not included in net sales and other operating revenue, in conformity with U.S. generally accepted accounting principles. Accordingly, these unit sales are not included in the financial results. Sales of such products amounted to approximately 750 thousand units for the period.

Honda’s automobile unit sales totaled 772 thousand units**, a decrease of 14.0% from the same period last year mainly due to decreased unit sales in the North America and Japan caused by supply-chain disruptions from the Earthquake. Revenue from sales to external customers decreased 22.6%, to JPY 1,333.0 billion (USD 17,391 million), from the same period last year due mainly to decreased unit sales and unfavorable currency translation effects. Honda reported an operating loss of JPY 29.1 billion (USD 380 million), a decrease of JPY 115.5 billion (USD 1,507 million) from the same period last year, due primarily to decreased unit sales, increase in fixed costs per unit as production output has reduced, increased raw material cost and unfavorable currency effect, despite decreased SG&A expenses.

**	Certain sales of automobiles that are financed with residual value type auto loans by our domestic finance subsidiaries are accounted for as operating leases in conformity with U.S. generally accepted accounting principles. As a result, they are not included in total sales of our automobile segment or in our measure of unit sales.

Revenue from customers in the financial services business decreased 10.5%, to JPY 126.4 billion (USD 1,650 million) from the same period last year due mainly to the unfavorable foreign currency translation effects. Operating income decreased 9.7% to JPY 42.8 billion (USD 559 million) from the same period last year due mainly to the unfavorable foreign currency effects, despite the decreased allowance for losses on credit and lease residual values.

Honda’s power product unit sales totaled 1,276 thousand units, an increase of 9.4% from the same period last year due to an increase in unit sales in North America, Asia and Japan. Revenue from sales to external customers in power product and other businesses decreased 2.0%, to JPY 69.0 billion (USD 900 million), from the same period last year, due mainly to the unfavorable currency translation effects, despite increased unit sales in power products. Honda reported an operating loss of JPY 0.1 billion (USD 1 million), an improvement of JPY 0.3 billion from the same period last year due mainly to an increase of unit sales in power products and decreased SG&A expenses.

Geographical Information

With respect to Honda’s sales for the fiscal second quarter by geographic segment, in Japan, revenue from domestic and exports sales amounted to JPY 805.3 billion (USD 10,507 million), a decrease of 13.2% from the same period last year due mainly to decreased revenue in the automobile business mainly caused by the supply-chain disruptions from the Earthquake. Honda reported an operating loss of JPY 35.3 billion (USD 461 million), a decrease of JPY 55.4 billion (USD 723 million) from the same period last year due mainly to the decreased production and sales and the unfavorable foreign currency effects, despite decreased SG&A expenses.

In North America, revenue decreased by 22.3%, to JPY 794.1 billion (USD 10,360 million), from the same period last year due mainly to constrained supply-chain in the automobile business caused by the impact of the Earthquake and the unfavorable foreign currency translation effects. Operating income totaled JPY 47.7 billion (USD 622 million), a decrease of 37.1% from the same period last year.

In Europe, revenue decreased by 10.4%, to JPY 144.5 billion (USD 1,886 million), from the same period last year mainly due to decreased revenue in the automobile business and unfavorable currency translation effects. Honda reported an operating loss of JPY 4.0 billion (USD 53 million), a deterioration of JPY 0.9 billion (USD 13 million) from the same period last year.

In Asia, revenue decreased by 10.0%, to JPY 407.7 billion (USD 5,320 million), from the same period last year as revenue from the automobile business decreased mainly caused by reduced production from the impact of the Earthquake and the unfavorable foreign currency translation effects, despite increased revenue in the motorcycle business. Operating income decreased by 42.9%, to JPY 21.8 billion (USD 285 million), from the same period last year due mainly to the effect of raw material cost fluctuations, increased SG&A expenses and unfavorable foreign currency effects.

In Asia, in addition to subsidiaries, many affiliates accounted for under the equity method manufacture and sell Honda-brand products. Operating income does not include income from these affiliates. Income from these affiliates is recorded as equity in income of affiliates and reflected in net income. Accounting terms of some of the affiliates differ from the Company’s.

In Other regions including South America, the Middle East, Africa and Oceania, revenue increased by 0.8%, to JPY 244.3 billion (USD 3,188 billion) from the same period last year due mainly to increased revenue in motorcycle business, despite decreased sales in the automobile business mainly due to a supply constraint from the impact of the Earthquake. Operating income totaled to JPY 23.0 billion (USD 301 million), an increase of 12.8% from the same period last year mainly due to increased unit sales in motorcycle business, despite increased SG&A expenses.

United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of JPY 76.65=U.S.$1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on September 30, 2011.

First Half-Year Results

Honda’s consolidated net income attributable to Honda Motor Co., Ltd. for the fiscal first half year ended September 30, 2011 totaled JPY 92.2 billion (USD 1,203 million), a decrease of 77.4% from the same period last year. Basic net income attributable to Honda Motor Co., Ltd. per common share for the fiscal first half amounted to JPY 51.17 (USD 0.67), a decrease of JPY 174.49 (USD 2.28) from JPY 225.66 for the fiscal first half in the previous fiscal year.

Consolidated revenue for the period amounted to JPY 3,600.4 billion (USD 46,973 million), a decrease of 22.0% from the same period last year, primarily due to decreased revenue in the automobile mainly led by decreased production attributable to the impact of the Earthquake and unfavorable foreign currency translation effects, despite increased revenue in the motorcycle business.

Consolidated operating income for the period totaled JPY 75.0 billion (USD 980 million), a decrease of 81.1% from the same period last year, due primarily to a decrease in sales volume and model mix, increase in fixed costs as volume of production decrease, the impact of raw material price increases and unfavorable foreign currency effect, despite decreased SG&A expenses.

Consolidated income before income taxes and equity in income of affiliates for the period totaled JPY 105.8 billion (USD 1,381 million), a decrease of 74.9% from the same period last year.

Equity in income of affiliates amounted to JPY 44.2 billion (USD 577 million) for the period, a decrease of 38.0% from the same period last year.

Business Segment

With respect to Honda’s sales for the fiscal first half by business segment, unit sales of motorcycles totaled 6,027 thousand units, an increase of 7.3% from the same period last year*, due mainly to increased unit sales in Asia and Other regions including South America. Revenue from sales to external customers increased 8.6%, to JPY 687.6 billion (USD 8,972 million) from the same period last year, primarily due to increased unit sales, despite unfavorable currency translation effects. Operating income totaled to JPY 83.8 billion (USD 1,094 million), an increase of 36.8% from the previous fiscal year, due primarily to increased unit sales, despite increased SG&A expenses and unfavorable foreign currency effects.

*	Of the net sales of Honda-brand motorcycle products that are manufactured and sold by overseas affiliates accounted for under the equity method, those with respect to which parts for manufacturing were not supplied from Honda or its subsidiaries are not included in net sales and other operating revenue, in conformity with U.S. generally accepted accounting principles. Accordingly, these unit sales are not included in the financial results. Sales of such products amounted to approximately 1,380 thousand units for the period.

Honda’s unit sales of automobiles for the fiscal first half totaled 1,319 thousand units, a decrease of 26.6% from the previous fiscal year, due mainly to production disruptions in all regions resulting from the Earthquake. Revenue from sales to external customers decreased 29.0%, to JPY 2,509.9 billion (USD 32,746 million), from the same period last year**, due mainly to decreased unit sales and unfavorable foreign currency translation effect. Honda reported an operating loss of JPY 105.3 billion (USD 1,375 million), a decrease of JPY 340.6 billion (USD 4,445 million) from the same period year, due primarily to a decrease in sales volume and model mix, increase in fixed costs as volume of production decrease, increased raw material costs and unfavorable foreign currency effect, despite decreased SG&A expenses.

**	Certain sales of automobiles that are financed with residual value type auto loans by our domestic finance subsidiaries are accounted for as operating leases in conformity with U.S. generally accepted accounting principles. As a result, they are not included in total sales of our automobile segment or in our measure of unit sales.

Revenue from the financial services business to external customers decreased 9.8%, to JPY 262.3 billion (USD 3,422 million), from the same period last year, primarily due to unfavorable foreign currency translation effects. Operating income decreased 5.5%, to JPY 96.4 billion (USD 1,258 million), from the same period last year due mainly to unfavorable foreign currency effects, despite the decreased allowance for losses on both credit and lease residual values.

Honda’s unit sales of power products totaled 2,788 thousand units, an increase of 7.0% from the same period last year due primarily to an increase in unit sales in Asia, Europe and Japan. Revenue from sales to external customers in power product and other businesses decreased by 2.8%, to JPY 140.5 billion (USD 1,833 million), from the same period last year, due mainly to unfavorable foreign currency translation effects, despite increased unit sales of power products. Operating income totaled to JPY 0.1 billion (USD 2 million), an increase of JPY 1.2 billion (USD 16 million) from the same period last year due primarily to an increase in sales volume and model mix of power products.

Geographical Information

With respect to Honda’s sales for the fiscal first half by geographic segment, in Japan, revenue from domestic and export sales was JPY 1,430.7 billion (USD 18,666 million), a decrease of 22.7% compared to the same period last year. Honda reported an operating loss of JPY 81.2 billion (USD 1,059 million), a decrease of JPY 154.4 billion (USD 2,016 million) from the same period last year, due mainly to the decreased production and sales, increase in fixed costs per unit as production output has reduced caused by the Earthquake and the unfavorable foreign currency effects, despite decreased SG&A expenses.

In North America, revenue decreased by 29.2%, to JPY 1,528.0 billion (USD 19,936 million), from the same period last year. Operating income totaled JPY 66.2 billion (USD 864 million), a decrease of 64.5% from the same period last year.

In Europe, revenue decreased by 15.9%, to JPY 295.4 billion (USD 3,855 million), from the same period last year. Honda reported an operating loss of JPY 10.1 billion (USD 132 million), a decrease of JPY 11.1 billion (USD 145 million) from the same period last year.

In Asia, revenue decreased by 15.4%, to JPY 781.2 billion (USD 10,192 million), from the same period last year, as revenue from the automobile business decreased mainly due to decreased production resulted from supply-chain disruptions in Japan and the unfavorable foreign currency translation effects, despite increased revenue in the motorcycle business. Operating income decreased by 43.2%, to JPY 46.9 billion (USD 613 million), from the same period last year.

In Other Regions, revenue decreased by 1.0% to JPY 474.3 billion (USD 6,188 million), compared to the same period last year. Operating income totaled JPY 38.8 billion (USD 506 million), a decrease of 4.6% from the same period last year.

Consolidated Statements of Balance Sheets for the Quarter Ended September 30, 2011

Total assets decreased JPY 657.6 billion (USD 8,579 million), to JPY 10,913.2 billion (USD 142,378 million) from March 31, 2011 , mainly due to a decrease in trade accounts and notes receivable and unfavorable foreign currency translation effects, despite increased cash and cash equivalents. Total liabilities decreased by JPY 489.5 billion (USD 6,387 million), to JPY 6,498.4 billion (USD 84,780 million) from March 31, 2011 , mainly due to foreign currency translation effects. Total equity decreased JPY 168.0 billion (USD 2,193 million), to JPY 4,414.8 billion (USD 57,597 million) from March 31, 2011 due mainly to foreign currency translation effects.

Consolidated Statements of Cash Flows for the Fiscal First Half

Consolidated cash and cash equivalents at September 30, 2011 increased by JPY 40.3 billion (USD 527 million) from March 31, 2011, to JPY 1,319.4 billion (USD 17,213 million). The reasons for the increases or decreases for each cash flow activity compared with the previous fiscal year are as follows.

Cash flows from operating activities

Net cash provided by operating activities amounted to JPY 493.6 billion (USD 6,440 million) of cash inflows for the fiscal six months ended September 30, 2011. Cash inflows from operating activities decreased by JPY 189.2 billion (USD 2,469 million) compared with the previous fiscal year due mainly to a decrease in cash received from customers primarily caused by decreased unit sales in the automobile business, despite decreased payments for parts and raw materials primarily caused by a decrease in automobile production.

Cash flows from investing activities

Net cash used in investing activities amounted to JPY 278.5 billion (USD 3,634 million) of cash outflows. Cash outflows from investing activities decreased by JPY 106.5 billion (USD 1,390 million) compared with the previous fiscal year, due mainly to a decrease in acquisitions of finance subsidiaries-receivables and a decrease in purchase of operating lease assets, despite a decrease in collections of finance subsidiaries-receivables.

Cash flows from financing activities

Net cash used in financing activities amounted to JPY 124.7 billion (USD 1,628 million) of cash outflows. Cash outflows from financing activities increased by JPY 50.7 billion (USD 662 million), compared with the previous fiscal year, due mainly to a decrease in debts and an increase in dividends paid, despite a decrease in purchases of the Company’s own shares.

Forecasts for the Fiscal Year Ending March 31, 2012

Thailand has been suffering from severe floods, which caused damage to certain inventories, and machineries and equipments of Honda’s consolidated subsidiaries and affiliates including Honda Automobile (Thailand) Co., Ltd. by flooding these production facilities. Accordingly, production activities in plant facilities at Honda and its affiliates have been affected by floods and relevant disruptions of parts supply.

The Company is currently evaluating the extent of the damage resulting from the floods, and it is not possible to reasonably estimate the impacts on the consolidated and unconsolidated financial results at this time.

Therefore, forecasts of the consolidated and unconsolidated financial results for the fiscal year ending March 31, 2012 is not determined. The Company will release the forecasts as soon as they become available.

Dividend per Share of Common Stock

The Board of Directors of Honda Motor Co., Ltd., at its meeting held on October 31, 2011, resolved to make the quarterly dividend JPY 15 per share of common stock, the record date of which is September 30, 2011. The total expected annual dividend per share of common stock for the fiscal year ending March 31, 2012, is JPY 60 per share.

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the Euro and other major currencies, as well as other factors detailed from time to time.

Others

Accounting policies specifically applied for quarterly consolidated financial statements

•	Income taxes

Honda computes interim income tax expense (benefit) by multiplying reasonably estimated annual effective tax rate, which includes the effects of deferred taxes, by year-to-date income before income taxes and equity in income of affiliates for the fiscal six months ended September 30, 2011. If a reliable estimate cannot be made, Honda utilizes the actual year-to-date effective tax rate.

Consolidated Financial Summary

For the three months and six months ended September 30, 2010 and 2011

Financial Highlights

	Yen (millions)
	Three months ended Sep. 30, 2010 unaudited	Three months ended Sep. 30, 2011 unaudited	Six months ended Sep. 30, 2010 unaudited	Six months ended Sep. 30, 2011 unaudited
Net sales and other operating revenue	2,251,911	1,885,892	4,613,374	3,600,488
Operating income	163,473	52,511	397,916	75,090
Income before income taxes and equity in income of affiliates	166,204	76,555	422,353	105,854
Net income attributable to Honda Motor Co., Ltd.	135,929	60,429	408,416	92,226

	Yen
Basic net income attributable to Honda Motor Co., Ltd per common share	75.24	33.53	225.66	51.17

	U.S. Dollar (millions)
		Three months ended Sep. 30, 2011 unaudited		Six months ended Sep. 30, 2011 unaudited
Net sales and other operating revenue		24,604		46,973
Operating income		685		980
Income before income taxes and equity in income of affiliates		999		1,381
Net income attributable to Honda Motor Co., Ltd.		788		1,203

	U.S. Dollar
Basic net income attributable to Honda Motor Co., Ltd per common share		0.44		0.67

[1] Consolidated Balance Sheets

	Yen (millions)
	Mar. 31, 2011 audited	Sep. 30, 2011 unaudited
Assets
Current assets:
Cash and cash equivalents	1,279,024	1,319,402
Trade accounts and notes receivable	787,691	590,377
Finance subsidiaries-receivables, net	1,131,068	1,041,206
Inventories	899,813	815,336
Deferred income taxes	202,291	237,480
Other current assets	390,160	320,006

Total current assets	4,690,047	4,323,807

Finance subsidiaries-receivables, net	2,348,913	2,201,510

Investments and advances:
Investments in and advances to affiliates	440,026	472,269
Other, including marketable equity securities	199,906	150,887

Total investments and advances	639,932	623,156

Property on operating leases:
Vehicles	1,645,517	1,556,308
Less accumulated depreciation	287,885	262,791

Net property on operating leases	1,357,632	1,293,517

Property, plant and equipment, at cost:
Land	483,654	477,888
Buildings	1,473,067	1,448,316
Machinery and equipment	3,166,353	3,100,005
Construction in progress	202,186	184,932

	5,325,260	5,211,141
Less accumulated depreciation and amortization	3,385,904	3,357,328

Net property, plant and equipment	1,939,356	1,853,813

Other assets	594,994	617,456

Total assets	11,570,874	10,913,259

[1] Consolidated Balance Sheets – continued

	Yen (millions)
	Mar. 31, 2011 audited	Sep. 30, 2011 unaudited
Liabilities and Equity
Current liabilities:
Short-term debt	1,094,740	985,310
Current portion of long-term debt	962,455	983,302
Trade payables:
Notes	25,216	24,377
Accounts	691,520	667,213
Accrued expenses	525,540	472,053
Income taxes payable	31,960	23,924
Other current liabilities	236,761	197,860

Total current liabilities	3,568,192	3,354,039

Long-term debt, excluding current portion	2,043,240	1,788,385
Other liabilities	1,376,530	1,355,987

Total liabilities	6,987,962	6,498,411

Equity:
Honda Motor Co., Ltd. shareholders’ equity:
Common stock, authorized 7,086,000,000 shares; issued 1,811,428,430 shares on Mar. 31, 2011 and 1,811,428,430 shares on Sep. 30, 2011	86,067	86,067
Capital surplus	172,529	172,529
Legal reserves	46,330	46,669
Retained earnings	5,666,539	5,704,357
Accumulated other comprehensive income (loss), net	(1,495,380)	(1,686,230)
Treasury stock, at cost 9,126,716 shares on Mar. 31, 2011 and 9,127,691 shares on Sep. 30, 2011	(26,110)	(26,114)

Total Honda Motor Co., Ltd. shareholders’ equity	4,449,975	4,297,278

Noncontrolling interests	132,937	117,570

Total equity	4,582,912	4,414,848

Commitments and contingent liabilities

Total liabilities and equity	11,570,874	10,913,259

[2] Consolidated Statements of Income

(A) For the three months ended September 30, 2010 and 2011

	Yen (millions)
	Three months ended Sep. 30, 2010 unaudited	Three months ended Sep. 30, 2011 unaudited
Net sales and other operating revenue	2,251,911	1,885,892
Operating costs and expenses:
Cost of sales	1,647,625	1,405,811
Selling, general and administrative	319,433	299,897
Research and development	121,380	127,673

	2,088,438	1,833,381

Operating income	163,473	52,511
Other income (expenses):
Interest income	5,707	8,508
Interest expense	(2,073)	(2,520)
Other, net	(903)	18,056

	2,731	24,044

Income before income taxes and equity in income of affiliates	166,204	76,555
Income tax expense:
Current	8,436	35,772
Deferred	50,793	(6,128)

	59,229	29,644

Income before equity in income of affiliates	106,975	46,911
Equity in income of affiliates	35,608	15,562

Net income	142,583	62,473
Less: Net income attributable to noncontrolling interests	6,654	2,044

Net income attributable to Honda Motor Co., Ltd.	135,929	60,429

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	75.24	33.53

(B) For the six months ended September 30, 2010 and 2011

	Yen (millions)
	Six months ended Sep. 30, 2010 unaudited	Six months ended Sep. 30, 2011 unaudited
Net sales and other operating revenue	4,613,374	3,600,488
Operating costs and expenses:
Cost of sales	3,331,761	2,695,451
Selling, general and administrative	644,042	592,064
Research and development	239,655	237,883

	4,215,458	3,525,398

Operating income	397,916	75,090
Other income (expenses):
Interest income	10,767	16,344
Interest expense	(4,247)	(5,064)
Other, net	17,917	19,484

	24,437	30,764

Income before income taxes and equity in income of affiliates	422,353	105,854
Income tax expense:
Current	20,936	58,250
Deferred	49,704	(4,700)

	70,640	53,550

Income before equity in income of affiliates	351,713	52,304
Equity in income of affiliates	71,299	44,200

Net income	423,012	96,504
Less: Net income attributable to noncontrolling interests	14,596	4,278

Net income attributable to Honda Motor Co., Ltd.	408,416	92,226

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	225.66	51.17

[3] Consolidated Statements of Cash Flows

	Yen (millions)
	Six months ended Sep. 30, 2010 unaudited	Six months ended Sep. 30, 2011 unaudited
Cash flows from operating activities:
Net income	423,012	96,504
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation excluding property on operating leases	177,936	152,677
Depreciation of property on operating leases	107,757	101,715
Deferred income taxes	49,704	(4,700)
Equity in income of affiliates	(71,299)	(44,200)
Dividends from affiliates	34,222	22,649
Provision for credit and lease residual losses on finance subsidiaries-receivables	7,046	3,900
Impairment loss on investments in securities	652	485
Impairment loss on long-lived assets and goodwill excluding property on operating leases	419	—
Loss (gain) on derivative instruments, net	(29,135)	(26,332)
Decrease (increase) in assets:
Trade accounts and notes receivable	82,815	146,466
Inventories	361	39,586
Other current assets	13,696	75,350
Other assets	6,183	(3,553)
Increase (decrease) in liabilities:
Trade accounts and notes payable	(21,727)	29,631
Accrued expenses	10,932	(18,304)
Income taxes payable	19,448	(8,833)
Other current liabilities	(9,490)	(32,784)
Other liabilities	(80,706)	(6,106)
Other, net	(38,937)	(30,512)

Net cash provided by operating activities	682,889	493,639

Cash flows from investing activities:
Increase in investments and advances	(6,029)	(10,813)
Decrease in investments and advances	8,125	7,135
Payments for purchases of available-for-sale securities	(122)	—
Proceeds from sales of available-for-sale securities	2,286	—
Payments for purchases of held-to-maturity securities	(26,034)	(11,156)
Proceeds from redemptions of held-to-maturity securities	17,910	45,052
Capital expenditures	(136,011)	(148,098)
Proceeds from sales of property, plant and equipment	11,927	11,575
Acquisitions of finance subsidiaries-receivables	(1,123,389)	(1,035,133)
Collections of finance subsidiaries-receivables	1,067,273	999,096
Purchases of operating lease assets	(409,872)	(330,307)
Proceeds from sales of operating lease assets	208,803	194,073

Net cash used in investing activities	(385,133)	(278,576)

[3] Consolidated Statements of Cash Flows – continued

	Yen (millions)
	Six months ended Sep. 30, 2010 unaudited	Six months ended Sep. 30, 2011 unaudited
Cash flows from financing activities:
Increase (decrease) in short-term debt, net	53,231	(23,676)
Proceeds from long-term debt	342,480	373,379
Repayment of long-term debt	(378,186)	(405,943)
Dividends paid	(43,508)	(54,069)
Dividends paid to noncontrolling interests	(13,264)	(14,435)
Sales (purchases) of treasury stock, net	(34,786)	(4)

Net cash provided by (used in) financing activities	(74,033)	(124,748)

Effect of exchange rate changes on cash and cash equivalents	(77,369)	(49,937)

Net change in cash and cash equivalents	146,354	40,378

Cash and cash equivalents at beginning of the year	1,119,902	1,279,024

Cash and cash equivalents at end of the period	1,266,256	1,319,402

[4] Assumptions for Going Concern

None

[5] Significant changes in Honda Motor Co., Ltd. shareholders’ equity

None

[6] Segment Information

Honda has four reportable segments: the Motorcycle business, the Automobile business, the Financial services business and the Power product & other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as components of Honda’s about which separate financial information is available that is evaluated regularly by management in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in Honda’s consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle business	Motorcycles, all-terrain vehicles (ATVs) and relevant parts	Research & Development, Manufacturing, Sales and related services

Automobile business	Automobiles and relevant parts	Research & Development, Manufacturing Sales and related services

Financial services business	Financial, insurance services	Retail loan and lease related to Honda products, and Others

Power product & Other businesses	Power products and relevant parts, and others	Research & Development, Manufacturing Sales and related services, and Others

1. Segment information based on products and services

(A) For the three months ended September 30, 2010

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	312,842	1,721,869	141,417	70,424	2,246,552	—	5,359	2,251,911
Intersegment	—	1,647	2,824	5,971	10,442	(10,442)	—	—

Total	312,842	1,723,516	144,241	76,395	2,256,994	(10,442)	5,359	2,251,911

Segment income (loss)	30,011	86,390	47,427	(507)	163,321	—	152	163,473

For the three months ended September 30, 2011

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	357,333	1,333,051	126,498	69,010	1,885,892	—	—	1,885,892
Intersegment	—	4,094	2,665	5,565	12,324	(12,324)	—	—

Total	357,333	1,337,145	129,163	74,575	1,898,216	(12,324)	—	1,885,892

Segment income (loss)	38,934	(29,141)	42,832	(114)	52,511	—	—	52,511

(B) As of and for the six months ended September 30, 2010

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	633,086	3,534,902	290,904	144,594	4,603,486	—	9,888	4,613,374
Intersegment	—	3,048	5,905	13,052	22,005	(22,005)	—	—

Total	633,086	3,537,950	296,809	157,646	4,625,491	(22,005)	9,888	4,613,374

Segment income (loss)	61,328	235,327	102,069	(1,088)	397,636	—	280	397,916

Assets	932,583	4,791,810	5,480,387	276,665	11,481,445	(125,509)	8,642	11,364,578
Depreciation and amortization	20,711	151,118	108,580	5,284	285,693	—	—	285,693
Capital expenditures	13,888	121,652	410,929	3,296	549,765	—	—	549,765

As of and for the six months ended September 30, 2011

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	687,697	2,509,964	262,321	140,506	3,600,488	—	—	3,600,488
Intersegment	—	6,009	5,471	10,540	22,020	(22,020)	—	—

Total	687,697	2,515,973	267,792	151,046	3,622,508	(22,020)	—	3,600,488

Segment income (loss)	83,867	(105,369)	96,446	146	75,090	—	—	75,090

Assets	1,013,316	4,422,585	5,169,282	299,983	10,905,166	8,093	—	10,913,259
Depreciation and amortization	19,912	127,257	102,469	4,754	254,392	—	—	254,392
Capital expenditures	24,828	111,314	332,068	4,169	472,379	—	—	472,379

Explanatory notes:

1.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

2.	Unallocated corporate assets, included in reconciling items, amounted to JPY 445,331 million as of September 30, 2010 and JPY 465,864 million as of September 30, 2011 respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of intersegment transactions.

3.	Depreciation and amortization of Financial Services Business include JPY 107,757 million for the six months ended September 30, 2010 and JPY 101,715 million for the six months ended September 30, 2011, respectively, of depreciation of property on operating leases.

4.	Capital expenditure of Financial Services Business includes JPY 409,872 million for the six months ended September 30, 2010 and JPY 330,307 million for the six months ended September 30, 2011 respectively, of purchase of operating lease assets.

5.	For further information on other adjustments, refer to [7] Out-of-period adjustments. The amount of out-of-period adjustments are not used by the chief operating decision maker in deciding how to allocate resources and in assessing the Company’s operating performance. Therefore, Honda adjusted the amount in Power product and other businesses for the three months and six months ended September 30, 2010. The adjustments are included in Other Adjustments.

In addition to the disclosure required by U.S. GAAP, Honda provides the following supplemental information in order to provide financial statements users with useful information:

2. Supplemental geographical information based on the location of the Company and its subsidiaries

(A) For the three months ended September 30, 2010

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	508,490	967,299	142,953	393,510	234,300	2,246,552	—	5,359	2,251,911
Transfers between geographic areas	419,722	54,327	18,410	59,486	8,260	560,205	(560,205)	—	—

Total	928,212	1,021,626	161,363	452,996	242,560	2,806,757	(560,205)	5,359	2,251,911

Operating income (loss)	20,147	75,879	(3,073)	38,315	20,447	151,715	11,606	152	163,473

For the three months ended September 30, 2011

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	415,310	746,735	128,642	354,136	241,069	1,885,892	—	—	1,885,892
Transfers between geographic areas	390,025	47,396	15,915	53,648	3,318	510,302	(510,302)	—	—

Total	805,335	794,131	144,557	407,784	244,387	2,396,194	(510,302)	—	1,885,892

Operating income (loss)	(35,305)	47,706	(4,033)	21,869	23,064	53,301	(790)	—	52,511

(B) As of and for the six months ended September 30, 2010

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	973,320	2,052,733	314,904	802,210	460,319	4,603,486	—	9,888	4,613,374
Transfers between geographic areas	876,458	106,735	36,295	121,024	18,567	1,159,079	(1,159,079)	—	—

Total	1,849,778	2,159,468	351,199	923,234	478,886	5,762,565	(1,159,079)	9,888	4,613,374

Operating income (loss)	73,286	186,666	998	82,750	40,699	384,399	13,237	280	397,916

Assets	2,863,911	6,117,034	499,461	1,027,801	632,101	11,140,308	215,628	8,642	11,364,578
Long-lived assets	1,076,891	1,767,828	98,998	222,256	147,475	3,313,448	—	—	3,313,448

As of and for the six months ended September 30, 2011

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Other Adjustments	Consolidated
Net sales and other operating revenue:
External customers	753,908	1,438,584	265,242	675,893	466,861	3,600,488	—	—	3,600,488
Transfers between geographic areas	676,803	89,489	30,228	105,343	7,449	909,312	(909,312)	—	—

Total	1,430,711	1,528,073	295,470	781,236	474,310	4,509,800	(909,312)	—	3,600,488

Operating income (loss)	(81,203)	66,218	(10,133)	46,976	38,808	60,666	14,424	—	75,090

Assets	2,884,276	5,706,119	443,498	971,348	688,254	10,693,495	219,764	—	10,913,259
Long-lived assets	1,036,486	1,727,544	96,927	224,247	149,569	3,234,773	—	—	3,234,773

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Sales and revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.	Unallocated corporate assets, included in reconciling items, amounted to JPY 445,331 million as of September 30, 2010 and JPY 465,864 million as of September 30, 2011 respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of transactions between geographic areas.

4.	For further information on other adjustments, refer to [7] Out-of-period adjustments. Honda adjusted the amount in Japan for the three months and six months ended September 30, 2010. The adjustments are included in Other Adjustments.

[7] Out-of-period adjustments

During the three months ended December 31, 2010, certain overstatements were found in trade accounts and notes receivable, inventories, net sales and other operating revenue, and cost of sales in previously issued consolidated financial statements, pertaining to the Company’s inventory management trading activities at a domestic subsidiary. This domestic subsidiary temporarily purchases sea food products from seafood companies with the promise that they will buy back such products after certain period, in order to bridge the gap between the purchasing period (the fishing season) and the sales period for sea food products. In the Company’s consolidated statements of income for the three months ended December 31, 2010, the Company adjusted net sales and other operating revenue amounted to JPY 9,888 million and operating income amounted to JPY 280 million overstated in the Company’s consolidated statements of income for the six months ended September 30, 2010 (including net sales and other operating revenue amounted to JPY 5,359 million and operating income amounted to JPY 152 million overstated in the Company’s consolidated statements of income for the three months ended September 30, 2010), in conjunction with the related cumulative loss amounted to JPY 14,123 million as of March 31, 2010. Honda believes that these overstatements are immaterial to the Company’s consolidated financial statements or results of operations in prior periods.

[8] Subsequent events

Since October 2011, Thailand has been suffering from severe floods, which caused damage to certain inventories, and machineries and equipments of Honda’s consolidated subsidiaries and affiliates including Honda Automobile (Thailand) Co., Ltd. by flooding these production facilities. Accordingly, production activities in plant facilities at Honda and its affiliates have been affected by floods and relevant disruptions of parts supply.

The Company is currently evaluating the extent of the damage resulting from the floods, and it is not possible to reasonably estimate the impacts on the Company’s consolidated financial position or results of operations at this time.

[Translation]

October 31, 2011

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Takanobu Ito
President and Representative Director

Notice Concerning Discrepancies from Forecasts for

Consolidated Financial Results of the First Half Ended September 30, 2011,

and Revision of Forecasts for Consolidated and Unconsolidated Financial Results

of the Fiscal Year Ending March 31, 2012

Honda Motor Co., Ltd. (the “Company”) hereby announces that significant discrepancies occurred between the consolidated financial results of the first half ended September 30, 2011 and the Company’s forecasts for the same period that were announced on August 1, 2011 as follows. The Company also announces that it revised its forecasts for consolidated and unconsolidated financial results of the fiscal year ending March 31, 2012 that were announced on August 1, 2011.

Particulars

1.	Discrepancies from Forecasts for Consolidated Financial Results of the First Half Ended September 30, 2011

Consolidated Financial Results

	(Millions of Yen, except net income attributable to Honda Motor Co., Ltd. per common share)
	Net sales and other operating revenue	Operating income	Income before income taxes and equity in income of affiliates	Net income attributable to Honda Motor Co., Ltd.	Net income attributable to Honda Motor Co., Ltd. per common share (Yen)
Forecast previously announced (A)	3,650,000	50,000	60,000	50,000	27.74
Results of the first half ended September 30, 2011(B)	3,600,488	75,090	105,854	92,226	51.17
Change (B-A)	-49,512	25,090	45,854	42,226	—
Percentage change (%)	-1.4	50.2	76.4	84.5	—
(Reference) Results of the first half ended September 30, 2010	4,613,374	397,916	422,353	408,416	225.66

Basis for the Occurrence of Significant Discrepancies from Forecasts for Consolidated Financial Results of the First Half Ended September 30, 2011

Consolidated operating income, income before income taxes and equity in income of affiliates and net income attributable to Honda Motor Co., Ltd., for the first half ended September 30, 2011 exceeded forecasts for consolidated financial results for the same period that were announced on August 1, 2011, due mainly to decreased SG&A expenses, decreased R&D expenses and unrealized gains and losses related to derivative instruments.

2.	Revision of Forecast for Financial Results of the Fiscal Year Ending March 31, 2012

Consolidated Financial Results

	(Millions of Yen, except net income attributable to Honda Motor Co., Ltd. per common share)
	Net sales and other operating revenue	Operating income	Income before income taxes and equity in income of affiliates	Net income attributable to Honda Motor Co., Ltd.	Net income attributable to Honda Motor Co., Ltd. per common share (Yen)
Forecast previously announced on August 1, 2011 (A)	8,700,000	270,000	285,000	230,000	127.61
Forecast revised on October 31, 2011 (B)	—	—	—	—	—
Change (B-A)	—	—	—	—	—
Percentage change (%)	—	—	—	—	—
(Reference) Results of the fiscal year ended March 31, 2011	8,936,867	569,775	630,548	534,088	295.67

Unconsolidated Financial Results

	(Millions of Yen, except net income per common share)
	Net sales	Operating income	Ordinary income	Net income	Net income per common share (Yen)
Forecast previously announced on June 14, 2011 (A)	2,900,000	-180,000	-10,000	40,000	22.19
Forecast revised on October 31, 2011 (B)	—	—	—	—	—
Change (B-A)	—	—	—	—	—
Percentage change (%)	—	—	—	—	—
(Reference) Results of the fiscal year ended March 31, 2011	2,915,416	13,994	229,769	86,657	47.97

Basis for Revision of Forecast for Consolidated and Unconsolidated Financial Results of the Fiscal Year Ending March 31, 2012

Severe flooding in Thailand has inundated the production facilities of Honda’s consolidated subsidiaries and affiliates, including Honda Automobile (Thailand) Co., Ltd., causing damage to certain inventories, machinery and equipment. Additionally, production activities at plant facilities of Honda and its affiliates have been affected by the floods and disruptions to parts supply.

The Company is currently evaluating the extent of the damage resulting from the floods, so it is not possible to reasonably estimate the impacts on the consolidated and unconsolidated financial results at this time.

Therefore, the Company’s forecasts for the consolidated and unconsolidated financial results for the fiscal year ending March 31, 2012 have been revised to “not determined”. The Company will release the forecasts once it becomes possible to do so.

*	These “forward-looking statements” of Honda are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could materially differ from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the Euro and other major currencies, as well as other factors detailed from time to time.

[Translation]

October 31, 2011

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Takanobu Ito
President and Representative Director

Third Notice Concerning Flood Damage in Thailand

Honda Motor Co., Ltd. (the “Company”) today announced an update on the current status of the impact of flood damage on the production bases of its consolidated subsidiaries in Thailand.

1.	State of Damage

(1)	Honda Automobile (Thailand) Co., Ltd. (“HATC”)

At HATC, in Rojana Industrial Park, Ayutthaya Province, production activities have been suspended since October 4 due to the impact of disruptions to supply of parts from affected suppliers. Since October 8, the plant facilities were inundated with flood water. It is difficult at this stage to predict when production will be able to be resumed.

(2)	Thai Honda Manufacturing Co., Ltd. (“TH”)

TH, Honda’s motorcycle and power products production subsidiary in Thailand (headquarter in Bangkok), does not have any flood water on its property, but has been suspending its motorcycle production since October 11, and power product production since October 6, due to parts supply disruptions. TH is scheduled to suspend its production until November 4, 2011. Concerning production from November 7 onward, the Company will make decisions while monitoring the situation.

2.	Impact on Production Bases Other than Those in Thailand

(1)	Other Production Bases in Asia

Other Honda plants in Asia have been making adjustments to production volume or suspending production due to parts supply disruptions from Thailand.

(2)	Production Bases in Japan

In Japan, the Company’s automobile production operations at the Suzuka and Saitama factories will begin production adjustments on November 7, due to parts supply disruptions from Thailand. The Company is making progress in procuring alternative parts, and the period of production adjustments will be determined while monitoring the situation in the future.

(3)	Production Bases in Other Regions

The Company’s operations in other regions also are being impacted by parts supply disruptions from Thailand. Each operation is carefully examining the situation. The outlook for any possible future impact is currently being carefully confirmed and examined at each production base. The Company will update the status when it becomes available.

3.	Impact on Future Production

The Company plans to determine about future operations upon monitoring the situation. The Company, together with its suppliers, is devoting all its efforts to minimize the impact on its customers.

4.	Impact on Financial Results

Details of the estimated amount of loss and damage from this flood on the Company and Honda’s group companies are yet to be assessed. Should any material impact on the Company’s financial results for the fiscal year ending on March 31, 2012 be anticipated, the Company will make a further announcement in a prompt manner.

[Translation]

November 1, 2011

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Takanobu Ito
President and Representative Director

Fourth Notice Concerning Flood Damage in Thailand

Honda Motor Co., Ltd. (the “Company”) today made an announcement about the impact of Thai flood damage on its businesses in North America.

For automobile production facilities in the U.S. and Canada, it was decided to carry out production adjustment from November 2 through November 11 due to the impact of limited supply of parts from Thailand. Production plans for November 14 onwards will be decided while monitoring the situation.

[Translation]

November 9, 2011

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Takanobu Ito
President and Representative Director

Fifth Notice Concerning Flood Damage in Thailand

Honda Motor Co., Ltd. (the “Company”) today made an announcement about the impact of Thai flood damage on its businesses in North America.

For six automobile production facilities in the U.S. and Canada, it was decided on November 1, 2011, to carry out production adjustment from November 2 through November 11 due to the impact of limited supply of parts from Thailand. Today, it is decided that for automobile production facilities in the U.S. to carry out production adjustment until November 23, 2011, and for production facilities in Canada until November 25, 2011. Production plans onwards will be decided while monitoring the situation.